Exhibit 99.1

VisionChina Media Inc. Announces Fourth Quarter and Full-Year 2014 Results

BEIJING, April 21, 2015 /PRNewswire/ -- VisionChina Media Inc. ("VisionChina Media" or the "Company") (Nasdaq: VISN), one of China's largest out-of-home digital television advertising networks on mass transportation systems, today announced its unaudited financial results for the fourth quarter and full-year ended December 31, 2014.

Fourth Quarter 2014 Results Overview

VisionChina Media reported total revenue of $21.6 million in the fourth quarter of 2014, representing a decrease of 33.4% from $32.5 million in the fourth quarter of 2013 and a decrease of 27.0% from $29.7 million in the third quarter of 2014. Advertising service revenue, which accounted for 95.5% of total revenues in the fourth quarter of 2014, was $20.7 million, representing a decrease of 33.9% compared with the fourth quarter of 2013 and a decrease of 30.1% compared with the third quarter of 2014.

The decline in advertising revenue during the fourth quarter reflects the short-term impact of the restructuring the Company's unprofitable exclusive advertising agreement with Guangzhou Metro Television Co., Ltd. ("Guangzhou Metro"). During contract renegotiations, Guangzhou Metro unilaterally suspended the Company's advertising placements, resulting in the temporary loss of revenue. VisionChina resumed advertising placements in the Guangzhou Subway in late December of 2014. Management expects that advertising revenue from the Guangzhou Subway network will return to normalized levels during the second quarter of 2015.

Mr. Limin Li, VisionChina Media's chairman and chief executive officer, commented, "While our results for the fourth quarter came in below expectations, we strive to maximize the long-term media value of our existing networks. Currently, our national networks cover approximately 570 million mobile Internet users and commuters spend an average of 45 minutes on public transportation systems every day. With the increasing availability of free Wi-Fi services on public transit systems, we are confident that our new business model, 'media plus mobile Internet,' will unlock new revenue growth opportunities for the company. We are also vigorously working with our bus partners, along with leading Internet companies, to explore additional ways of monetizing our networks amid the growing popularity of mobile Internet."

Stanley Wang, VisionChina Media's chief financial officer, added, "Our fourth quarter results reflect our media cost control initiatives in the Guangzhou subway. The variable media cost structure that we have strategically introduced in certain regions where fixed media costs are unreasonably high will help to improve our overall profitability and provide a solid basis for the Company's long-term growth."

Advertising service cost was $34.1 million in the fourth quarter of 2014 compared with $24.4 million in the fourth quarter of 2013 and $23.9 million in the third quarter of 2014. Advertising service gross margin was negative 14.7% in the fourth quarter of 2014, compared with gross margin of 22.0% in the fourth quarter of 2013 and gross margin of 25.4% in the third quarter of 2014.

The increase in advertising service cost was mainly attributable to a non-cash non-recurring contingent penalty provision of approximately $10.4 million resulting from the early termination of the Company's Guangzhou Subway contract ("contingent provision"). Such provision reflects the Company's maximum exposure. The Company has the option to apply its $10.0 million cash deposit paid in 2011 with Guangzhou Metro for settling the penalty. The Company continues to negotiate with Guangzhou Subway on a new long-term contract.

Excluding the contingent provision, advertising service cost was $23.7 million, representing a year-over-year decrease of 2.8% and quarter-over-quarter increase of 7.5%.

Media cost, the most significant component of advertising service cost, was $17.2 million (excluding the contingent provision) in the fourth quarter of 2014, compared with $19.8 million in the fourth quarter of 2013, and $18.9 million in the third quarter of 2014, representing a year-over-year decrease of 13.1% and a quarter-over-quarter decrease of 9.0%. The decline in media cost was attributable to the Company's cost control initiatives.

Gross loss in the fourth quarter of 2014 was $12.7 million, compared with gross profit of $7.6 million in the fourth quarter of 2013 and gross profit of $5.7 million in the third quarter of 2014.

Selling and marketing expenses were $3.7 million in the fourth quarter of 2014, representing a decrease of 31.9% from $5.4 million in the fourth quarter of 2013 and a decrease of 17.8% from $4.5 million in the third quarter of 2014. Selling and marketing expenses accounted for 17.7% of the Company's advertising service revenue in the fourth quarter of 2014, compared with 17.2% in the fourth quarter of 2013 and 15.2% in the third quarter of 2014.

General and administrative expenses were $7.6 million in the fourth quarter of 2014, compared with $2.4 million in the fourth quarter of 2013 and $3.3 million in the third quarter of 2014. The increase in general and administrative expenses was mainly due to a higher provision for bad debt.

Operating loss was $21.8 million in the fourth quarter of 2014, compared with an operating profit of $0.5 million in the fourth quarter of 2013 and operating loss of $1.5 million in the third quarter of 2014.

The Company recorded net interest expense of $1.4 million in the fourth quarter of 2014, compared with net interest expense of $0.3 million in the fourth quarter of 2013 and net interest expense of $1.4 million in the third quarter of 2014.

The Company recorded income tax expenses of approximately $26,000 in the fourth quarter of 2014, compared with income tax expenses of $0.2 million in the fourth quarter of 2013 and income tax expenses of $0.04 million in the third quarter of 2014.

Net loss attributable to VisionChina Media shareholders (GAAP) was $23.2 million in the fourth quarter of 2014, compared with net income attributable to VisionChina Media shareholders of $0.1 million in the fourth quarter of 2013 and net loss attributable to VisionChina Media shareholders of $2.9 million in the third quarter of 2014.

Basic and diluted net loss per ADS was $4.56 and $4.56, respectively, in the fourth quarter of 2014.

On a non-GAAP basis, net loss attributable to VisionChina Media shareholders, excluding share-based compensation expenses (non-GAAP) was $23.0 million in the fourth quarter of 2014, compared with non-GAAP net income attributable to VisionChina Media shareholders of $0.4 million in the fourth quarter of 2013 and non-GAAP net loss attributable to VisionChina Media shareholders of $2.8 million in the third quarter of 2014.

As of December 31, 2014, the Company had cash and cash equivalents of $19.5 million, compared with $18.2 million as of September 30, 2014. Net cash provided by operating activities was $4.6 million in the fourth quarter of 2014, compared with net cash used in operating activities of $2.3 million in the third quarter of 2014.

Depreciation and amortization was $0.6 million and capital expenditures were $0.9 million in the fourth quarter of 2014.

Total broadcasting hours in the fourth quarter of 2014 were 33,440 hours, compared with 38,458 hours in the fourth quarter of 2013 and 37,978 hours in the third quarter of 2014.

Average advertising revenue per broadcasting hour was $426 in the fourth quarter of 2014, compared with $772 in the fourth quarter of 2013 and $630 in the third quarter of 2014.

The Company sold a total of 209,634 advertising minutes within its network in the fourth quarter of 2014, compared with 352,418 advertising minutes in the fourth quarter of 2013 and 363,927 advertising minutes in the third quarter of 2014.

The Company sold an average of 6.27 advertising minutes per broadcasting hour in the fourth quarter of 2014, compared with 9.16 advertising minutes per broadcasting hour in the fourth quarter of 2013 and 9.58 advertising minutes per broadcasting hour in the third quarter of 2014.

As of December 31, 2014, the Company had 92,469 digital television displays in its network, compared with 111,163 as of December 31, 2013 and 102,203 as of September 30, 2014.

Full-Year 2014 Results Overview

Total revenues for the full-year 2014 were $103.8 million, representing a decrease of 0.9% from $104.7 million for the full-year 2013. Advertising service revenue, which accounted for 97.7% of total revenues for the full-year 2014, was $102.4 million, representing a decrease of 0.7% from $103.1 million for the full-year 2013.

Media cost, the most significant component of advertising service cost, was $72.6 million (excluding the contingent provision) for the full-year 2014, and compared with $72.9 million, in the full-year 2013.

Gross profit for the full-year 2014 was $1.0 million, compared with gross profit of $14.0 million for the full-year 2013. Advertising service gross margin (excluding the contingent provision) was 10.3% for the full-year 2014, compared with 13.3% for the full-year 2013.

Selling and marketing expenses for the full-year 2014 were $17.5 million, compared with $27.3 million for the full-year 2013. The decrease in selling and marketing expenses was primarily due to cost control measures implemented by the company.

General and administrative expenses for the full-year 2014 were $16.4 million, compared with $9.3 million for the full-year 2013. The increase in general and administrative expenses was mainly due to a higher provision for bad debt.

Operating loss for the full-year 2014 was $28.4 million, compared with an operating loss of $22.0 million for the full-year 2013.

The Company recorded net interest expense of $4.3 million for the full-year 2014, compared with net interest expense of $1.0 million for the full-year 2013. The increase in interest expense was mainly attributable to a $3.2 million interest payment for convertible notes issued to selling shareholders of Digital Media Group.

The Company recorded an income tax expense of $0.1 million for the full-year 2014, compared with an income tax expense of $0.4 million for the full-year 2013.

Net loss attributable to VisionChina Media shareholders for the full-year 2014 was $31.1 million, compared with net loss attributable to VisionChina Media shareholders of $24.0 million for the full-year 2013. Basic and diluted net loss per ADS attributable to VisionChina Media shareholders for the full-year 2014 was $6.12 and $6.12 respectively.

The Company's non-GAAP net loss attributable to VisionChina Media shareholders for the full-year 2014 was $30.5 million, compared with non-GAAP net loss attributable to VisionChina Media shareholders of $21.0 million (non-GAAP) for the full-year 2013.

Recent Developments

Development of public transit WIFI business unit

As of date of this press release, VisionChina Media Inc's consolidated variable interest entity, VisionChina Media Group Co., Ltd. ("VisionChina Media Group") together with its WIFI operating subsidiary, Shenzhen Qianhai VisionChina Mobile Interactive Co., Ltd. ("Qianhai Interactive") has secured the exclusive right to operate a WIFI network on over 30,000 buses in 14 tier-one and leading tier-two cities across China. Management believes the Company is now positioned to operate the leading bus WIFI network in China. With a dedicated team of 46 people working on the WIFI business, over 8,000 buses will carry the Company's WIFI network during second quarter 2015. The Company will continue to expand its mobile Internet initiative to further expand its national footprint and seek additional opportunities to monetize WIFI traffic in the near term.

Renewal of bank borrowing

VisionChina Media Group has been granted an extension of its existing secured revolving credit facility (the "Credit") from China Construction Bank (Shenzhen branch) (the "Bank") until January 26, 2016. The total amount of the renewed credit facility is RMB 100.0 million (approximately US$16.3 million). The Credit is secured by the accounts receivable of VisionChina Media Group and carries an interest rate of 6.44%.

Change of Director to the Board

In preparation for listing on China's A-Share market, effective April 8, 2015, Focus Media Holding Limited ("Focus Media") transferred all of its foreign assets, including its 15,331,305 common shares of VisionChina Media, to its indirect wholly-owned subsidiary, Focus Media Investment Limited ("FMIL"), for total consideration of US$1,707,500. The consideration was calculated as the portion of shareholders' equity of the Issuer corresponding to the common shares as reflected in the quarterly financial statements of the Company as of September 30, 2014.

Additionally, Focus Media's representative on VisionChina Media's board of directors, Mr. Kit Leong Low, resigned from the Board effective March 13, 2015. The Company is currently in search of new director.

Conference Call

VisionChina Media's management will hold an earnings conference call at 8:00 p.m. U.S. Eastern Time on April 21, 2015 (8:00 a.m. Beijing/Hong Kong Time on April 22, 2015).

U.S. Toll Free: +1-866-519-4004
U.S. Toll: +1-845-675-0437
Hong Kong Toll: +852-3018-6771
International Toll: +65-6723-9381
Passcode for all regions: VisionChina

A replay of the conference call may be accessed by phone at the following numbers until April 29, 2015.

U.S. Toll Free: +1-855-452-5696
U.S. Toll: +1-646-254-3697
International Toll: +61-2-8199-0299
Conference ID: 11394485

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina Media's website at http://www.visionchina.cn.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of December 31, 2014, VisionChina Media's advertising network included 92,469 digital television displays on mass transportation systems in 19 of China's economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Use of Non-GAAP Financial Measures

In addition to VisionChina Media's consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including net income/(loss) excluding non-cash share-based compensation expenses, amortization of intangible assets, contingent loss in connection with a litigation, impairment loss and income tax credit in connection with the impairment loss. The Company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media's operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media's liquidity and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates" and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ms. Shuning Yi
Investor Relations Department
VisionChina Media Inc.
Tel: +86-134-2090-9426
E-mail: shuning.yi@visionchina.cn

In the United States:

The Piacente Group, Inc.
Mr. Glenn Garmont
Tel: +1-212-481-2050
E-mail: visionchina@tpg-ir.com

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousand U.S. dollars)

	December 31, 2014	September 30, 2014	December 31, 2013
	(Unaudited)	(Unaudited)	(Note 1)
ASSETS
Current Assets:
Cash and cash equivalents	19,485	18,216	38,949
Restricted cash	488	488	12,856
Accounts receivable, net	36,927	51,560	39,065
Amounts due from related parties	2,467	2,233	2,329
Prepaid expenses and other current assets	20,157	15,805	19,087
Total current assets	79,524	88,302	112,286
Non-current Assets:
Fixed assets, net	6,471	6,142	7,884
Intangible assets	360	371	418
Investments under equity method	7,585	7,890	7,622
Other investments	3,126	3,118	3,140
Long-term prepayments and deposits	4,101	16,167	18,820
Restricted cash	1,140	1,138	818
Deferred tax assets	-	26	153
Total non-current assets	22,783	34,852	38,855
TOTAL ASSETS	102,307	123,154	151,141

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans	13,847	16,251	26,340
Accounts payable	6,970	10,519	5,745
Amounts due to related parties	1,177	1,262	1,678
Consideration payable	-	-	75,800
Convertible note-maturity within one year	4,000	4,000	-
Derivative instrument-embedded conversion option	3,399	3,459	-
Income tax payable	-	-	51
Accrued expenses and other current liabilities	32,148	21,829	20,017
Total current liabilities	61,541	57,320	129,631
Non-current Liabilities:
Convertible note-maturity over one year	51,019	50,803	-
Other non-current liabilities	-	2,159	2,175
Total non-current liabilities	51,019	52,962	2,175
Total liabilities	112,560	110,282	131,806

Equity:
Common shares	10	10	10
Additional paid-in capital	344,083	343,913	343,513
Accumulated deficit	(395,183)	(372,008)	(364,106)
Accumulated other comprehensive income	39,580	39,393	39,908
Total VisionChina Media Inc. shareholders' equity	(11,510)	11,308	19,325
Noncontrolling interest	1,257	1,564	10
Total equity	(10,253)	12,872	19,335
TOTAL LIABILITIES AND EQUITY	102,307	123,154	151,141

Note 1:  Information extracted from the audited consolidated financial statements included in the Company's 2013 annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2014 and rounded to thousand of U.S. dollars.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For three months ended
	December 31, 2014	September 30, 2014	December 31, 2013
	(Unaudited)	(Unaudited)	(Unaudited)

Revenues:
Advertising service revenue	20,680	29,569	31,294
Other revenue	965	82	1,186
Total revenues	21,645	29,651	32,480
Cost of revenues:
Advertising service cost	(34,119)	(23,900)	(24,408)
Other cost	(249)	(33)	(489)
Total cost of revenues	(34,368)	(23,933)	(24,897)
Gross (loss)/profit	(12,723)	5,718	7,583
Operating expenses:
Selling and marketing expenses	(3,664)	(4,504)	(5,380)
General and administrative expenses	(7,595)	(3,324)	(2,448)
Total operating expenses	(11,259)	(7,828)	(7,828)
Share of loss from equity method investees	(324)	163	(89)
Government grant	2,482	438	832
Operating (loss) /profit	(21,824)	(1,509)	498
Interest income	28	100	44
Interest expense	(1,462)	(1,508)	(294)
Other (expenses)/income	(198)	57	81
Net (loss)/income before income taxes	(23,456)	(2,860)	329
Income tax	(26)	(43)	(218)
Net loss	(23,482)	(2,903)	111
Net loss attributable to noncontrolling interest	307	36	19
Net (loss)/income attributable to VisionChina Media Inc. shareholders	(23,175)	(2,867)	130

Net (loss)/income per share:
Basic	(0.23)	(0.03)	0.00
Diluted	(0.23)	(0.03)	0.00

Net (loss)/income per ADS (1):
Basic	(4.56)	(0.56)	0.03
Diluted	(4.56)	(0.56)	0.03

Weighted average number of shares used in computation of net (loss)/income per share:
Basic	101,752,942	101,572,004	101,494,507
Diluted	101,752,942	101,572,004	101,494,507

Weighted average number of ADS used in computation of net (loss)/income per ADS:
Basic	5,087,647	5,078,600	5,074,725
Diluted	5,087,647	5,078,600	5,074,725

Share-based compensation expenses during the related periods included in:
Cost of revenues	(32)	(5)	(34)
Selling and marketing expenses	(2)	(2)	(102)
General and administrative expenses	(136)	(42)	(176)
Total	(170)	(49)	(312)

Reconciliation from GAAP net (loss)/income attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net (loss)/income attributable to VisionChina Media Inc. shareholders:
Net (loss)/income attributable to VisionChina Media Inc. shareholders (GAAP)	(23,175)	(2,867)	130
Add back share-based compensation expenses	170	49	312
Add back amortization of intangible assets	-	-	-
Net (loss)/income attributable to VisionChina Media Inc. shareholders (Non-GAAP)	(23,005)	(2,818)	442

Note 1: ADS amounts adjusted for a change in the ratio of the Company's American Depositary Shares ("ADSs") to ordinary shares ("Shares") from 1:1 to 1:20  ("Ratio Change"), effective as of December 12, 2012.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For twelve months ended
	December 31, 2014	December 31, 2013
	(Unaudited)	(Note 1)

Revenues:
Advertising service revenue	102,591	103,117
Other revenue	1,209	1,625
Total revenues	103,800	104,742
Cost of revenues:
Advertising service cost	(102,246)	(90,310)
Other cost	(539)	(514)
Total cost of revenues	(102,785)	(90,824)
Gross profit	1,015	13,918
Operating expenses:
Selling and marketing expenses	(17,504)	(27,275)
General and administrative expenses	(16,362)	(9,337)
Contingent loss in connection with a litigation	-	(2,149)
Total operating expenses	(33,866)	(38,761)
Share of profits from equity method investees	(1)	(76)
Dividend income from cost method investments	255	129
Government grant	4,166	2,783
Operating loss	(28,431)	(22,007)
Interest income	308	419
Interest expense	(4,569)	(1,426)
Other income	1,369	(669)
Net loss before income taxes	(31,323)	(23,683)
Income tax expense	(143)	(373)
Net loss	(31,466)	(24,056)
Net loss attributable to noncontrolling interest	389	88
Net loss attributable to VisionChina Media Inc. shareholders	(31,077)	(23,968)

Net loss per share:
Basic	(0.31)	(0.24)
Diluted	(0.31)	(0.24)

Net loss per ADS (2):
Basic	(6.12)	(4.72)
Diluted	(6.12)	(4.72)

Weighted average number of shares used in computation of net loss per share:
Basic	101,601,913	101,495,442
Diluted	101,601,913	101,495,442

Weighted average number of ADS used in computation of net loss per ADS:
Basic	5,080,096	5,074,772
Diluted	5,080,096	5,074,772

Share-based compensation expenses during the related periods included in:
Cost of revenues	(72)	(73)
Selling and marketing expenses	(107)	(379)
General and administrative expenses	(391)	(390)
Total	(570)	(842)

Reconciliation from GAAP net loss attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net loss attributable to VisionChina Media Inc. shareholders:
Net loss attributable to VisionChina Media Inc. shareholders (GAAP)	(31,077)	(23,967)
Add back share-based compensation expenses during the related periods	570	842
Add back provision for contingent loss in connection with a litigation	-	2,149
Net loss attributable to VisionChina Media Inc. shareholders (Non-GAAP)	(30,507)	(20,976)

Note 1:   Information extracted from the audited consolidated financial statements included in the Company's 2013 annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2014, and rounded to thousands of US dollars.

Note 2:  ADS amounts adjusted for a change in the ratio of the Company's American Depositary Shares ("ADSs") to ordinary shares ("Shares") from 1:1 to 1:20, effective as of December 12, 2012.